May 21, 2018

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Veoneer, Inc.

Registration Statement on Form 10-12B

Filed April 26, 2018

File No. 001-38471

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, as set forth in the Staff’s letter of comments dated May 10, 2018 (the “Comment Letter”), to the above referenced filing of Veoneer, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence). In connection with this letter, the Company has also publicly filed, via EDGAR, Amendment No. 1 to the Registration Statement on Form 10-12B (the “Registration Statement”).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

Exhibit 99.1

Summary

Business

Veoneer’s Competitive Strengths, page 2

1.	We note your response to our prior comment 1 that you balanced your disclosure in this section and in your “Company Evolution” section on page 68 to address your net losses, which have appeared to increase during the three most recently completed fiscal years. However, we were unable to find the balancing disclosure and we reissue our prior comment 1. Please revise these sections to balance your disclosure by addressing your net losses.

RESPONSE:

The Company has revised the Information Statement on page 65 in response to the Staff’s comment. See also the “Business – Financial Performance” section of the Information Statement, which begins on page 83 for additional disclosure regarding our net losses during the three most recently completed fiscal years.

United States Securities and Exchange Commission

Risk Factors

Risks Related to the Company

Risks associated with joint venture partnerships, page 34

2.	We note your revised disclosure on page 34 that the “spin-off off and related transactions may require us to obtain the consent of certain of our strategic partners pursuant to our agreements with them.” If material, please disclose the necessary consents and the specific effect of not receiving certain consents.

RESPONSE:

The Company has revised the Information Statement on pages 32, 87 and 88 in response to the Staff’s comment.

Business

Products and Product Areas

Break System Segment, page 76

3.	We note your revised disclosure on page 76 in response to our prior comment 8. Please disclose whether the lifetime contract order for more than $1 billion that ANBS signed in January 2017 has a minimum purchase value and whether the OEM may cancel the contract at any time. Please also name this customer and file the agreement, or advise.

RESPONSE:

The Company has revised the Information Statement on page 73 in response to the Staff’s comment regarding certain terms of the contract order for ANBS.

We respectfully submit that we do not believe that ANBS’ contract order from the OEM is required to be filed as an exhibit to the Registration Statement because (i) such order is not a “material contract” pursuant to Item 601(b)(10) of Regulation S-K, (ii) such order was awarded in the ordinary course of business and (iii) our business is not substantially dependent on such order. To that end, we do not believe this order, or any agreements related thereto, is a material contract required to be filed or for which we are required to provide material disclosure regarding its terms, including the name of the counterparty. Thus, we believe that this order is one that would “ordinarily accompan[y] the kind of business conducted” by us under Item 601(b)(10)(ii). Additionally, we do not believe that the referenced order is an agreement upon which our “business is substantially dependent” under Item 601(b)(10)(ii)(B). This is a new order and not incumbent business. Sales pursuant to this order are not expected until 2020. Additionally, this order represents just one product and does not represent a major part of the Company’s products. This order provides the Company with an opportunity to grow the business and penetrate the Brake Systems market. Additionally, in 2020 when sales for this order begin, it is anticipated that this order will represent less than 7% of the Company’s revenues in 2020. Accordingly, we believe that we are not required to file this order as an exhibit to the Registration Statement.

United States Securities and Exchange Commission

Joint Venture Agreements

Zenuity Joint Venture Agreement, page 93

4.	We note you revised disclosure on page 93 that the parties to the Zenuity JV Agreement made initial capital contributions to Zenuity in accordance with an investment agreement at the time of formation and that the parties may make additional capital injections as the need arises. Please disclose how it is determined when the parties may need to make additional capital injections and how the amount of such injections is determined.

RESPONSE:

The Company has revised the Information Statement on page 86 in response to the Staff’s comment.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Mathias Hermansson
Mathias Hermansson
Chief Financial Officer

Cc:	Lars Sjöbring, Group Vice President for Legal Affairs, General Counsel and Secretary, Veoneer, Inc.

Dennis O. Garris, Alston & Bird LLP